CM Advisors Family of Funds

June 21, 2011

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:
CM Advisors Family of Funds (the “Trust”), on behalf of its series portfolios, CM Advisors Fund (the “Advisors Fund”), CM Advisors Fixed Income Fund (the “Fixed Income Fund”), the CM Advisors Opportunity Fund (the “Opportunity Fund”) and the CM Advisors Value Fund (the “Value Fund”, and collectively, the “Funds”)

File Nos. 811-21260 and 333-101585

Response to Comments on Post-Effective Amendment No. 13 on Form N-1A

Ladies and Gentlemen:

           We are electronically filing via EDGAR the Trust’s responses to oral comments provided by Ms. Deborah O’Neal-Johnson of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 2, 2011 in connection with Post-Effective Amendment No. 13 to the Trust’s registration statement on Form N-1A, which was filed with the Commission on April 29, 2011 (“Post-Effective Amendment No. 13”).  Set forth below are the comments provided by the Staff and the Trust’s responses to such comments:

PROSPECTUSES

The comments and responses provided pertain to all three of the Trust’s Prospectuses.

1.
Comment:  Given that the Advisors Fund reports acquired fund fees and expenses in its Annual Fund Operating Expenses table in the Fund Summary and also discloses “Other Investment Companies Risk” as a principal risk of the Fund, is investing in other investment companies a principal investment strategy of the Advisors Fund?

Response:  Investing in other investment companies is a principal investment strategy of the Advisors Fund particularly as it relates to investment in money market funds.  In the first paragraph of the section “Principal Investment Strategies of the Advisors Fund” section of the Fund Summary, it is disclosed that the Advisors Fund may invest in cash equivalents, such as money market funds, when the Advisor believes they offer more attractive opportunities than equity or fixed income securities.

2.
Comment:  Has the Expense Limitation Agreement for the CM Advisors Small Cap Value Fund been filed with the Commission as an exhibit to the Trust’s registration statement on Form N-1A?

Response:  Yes. The Expense Limitation Agreement for the CM Advisors Small Cap Value Fund (formerly the Value Fund) was filed as Exhibit 99.28.H.3 to Post-Effective Amendment No. 13.

3.
Comment:  With respect to the CM Advisors Small Cap Value Fund, does the Advisor have the ability to recoup any advisory fees waived or expenses reimbursed to the Fund pursuant to the Expense Limitation Agreement?

Response:  No.

4.
Comment:  In the sections “Principal Investment Strategies of the Small Cap Value Fund” and “Principal Investment Strategies of the Fixed Income Fund” in the Fund Summary, it is disclosed that the Small Cap Value Fund and the Fixed Income Fund will each invest at least 80% of its assets in small cap equity and fixed income securities, respectively.  Please revise this disclosure or add disclosure to the “Other Information About the Funds’ Investment Objectives, Investment Strategies and Related Risks” section of the Prospectuses or to the Statement of Additional Information to define “net assets” to include the amount of any borrowings for investment purposes in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended, Investment Company Names.

Response:  The parenthetical “(including the amount of any borrowings for investment purposes)” has been added after “net assets” in the sections “Principal Investment Strategies of the Small Cap Value Fund” and “Principal Investment Strategies of the Fixed Income Fund” in the Fund Summary of each Prospectus.

5.	Comment: Is investing in lower-rated fixed income securities, such as high-yield (“junk”) bonds, a principal investment strategy of the Small Cap Value Fund?

Response:  No.  Although the Small Cap Value Fund retains the ability to invest in lower-rated fixed income securities, as stated in the “Principal Investment Strategies of the Small Cap Value Fund” section of the Fund Summary, the Fund’s corporate debt obligations “shall primarily be ‘investment grade’ securities…”

6.	Comment: Does the Small Cap Value Fund have a performance history under its former name, the Value Fund? If so, please disclose such history in accordance with Item 4 of the Instructions to Form N-1A.

Response: The Small Cap Value Fund commenced operations as the Value Fund on April 15, 2011 and therefore does not have a performance history for a full calendar year to report.

7.
Comment:  Please confirm that, if the Opportunity Fund utilizes short selling, dividend expense on securities sold short will be reflected in the Annual Fund Operating Expenses table in the “Fees and Expenses of the Fund” section of the Fund Summary.

Response:  If the Opportunity Fund utilizes short selling, dividend expense on securities sold short will be reflected in the Annual Fund Operating Expenses table in the “Fees and Expenses of the Fund” section of the Fund Summary for the Fund to the extent required pursuant to the Instructions to Form N-1A.

8.
Comment:  Please include the statement required by Item 9(d) of the Instructions to Form N-1A regarding the availability of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities.

Response:  The following disclosure appears on the back cover page of each Prospectus in accordance with Item 9(d) of the Instructions to Form N-1A:  “A description of each Fund’s policies and procedures with respect to the disclosure of its portfolio securities is available in the SAI.”

9.	Comment: Include the ticker symbols for the Class R shares and Class C shares of the Advisors Fund and the Small Cap Value Fund.

Response: The ticker symbols have been added.

10.	Comment: Include a "Tandy" representation with respect to the Staff’s comments on the Fund’s filing.

Response: The Trust has authorized me to acknowledge to you that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                      *                      *                      *                      *

Thank you for your comments.  Please contact the undersigned at 513/587-3418 if you have any questions.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary

cc:	Deborah O’Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop S-5
Washington, DC 20549

David V. Swann
Van Den Berg Management I, Inc.
805 Las Cimas Parkway, Suite 430
Austin, TX 78746

Thomas W. Steed, III
Kilpatrick Townsend & Stockton, LLP
3737 Glenwood Avenue, Suite 400
Raleigh, NC 27612

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